UNITED STATES DISTRICT COURT
DISTRICT OF DELAWARE

MICHAEL KENT

Plaintiff,

v.

SYNNEX CORPORATION, KEVIN MURAI, DWIGHT STEFFENSEN, DENNIS POLK, FRED BREIDENBACH, LAURIE SIMON HODRICK, HAU LEE, MATTHEW MIAU, ANN VEZINA, THOMAS WURSTER, DUANE ZITZNER, and ANDREA ZULBERTI,

Defendants.

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	Case No. ____________ COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS JURY TRIAL DEMANDED

Plaintiff Michael Kent (“Plaintiff”), on behalf of himself and all others similarly situated, upon information and belief, including an examination and inquiry conducted by and through his counsel, except as to those allegations pertaining to Plaintiff, which are alleged upon personal belief, alleges the following for his Complaint:

NATURE OF THE ACTION

1.Plaintiff brings this action against SYNNEX Corporation (“SYNNEX” or the “Company”) and the members of SYNNEX’s Board of Directors (the “Board” or the “Individual Defendants”) for their violations of Sections 14(a) and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”), 15 U.S.C. §§ 78n(a), 78t(a), and U.S. Securities and Exchange Commission (“SEC”) Rule 14a-9, 17 C.F.R. § 240.14a-9.  By the action, Plaintiff seeks to enjoin the vote on a proposed transaction, pursuant to which SYNNEX will merge with Tech Data Corporation (“Tech Data”) through Tiger Parent (AP) Corporation (“Tiger Parent”), Spire Sub I, Inc. (“Merger Sub I”), and Spire Sub II, LLC (“Merger Sub II”) (the “Proposed Transaction”).

2.On March 22, 2021, SYNNEX and Tech Data jointly announced that they had entered into an Agreement and Plan of Merger dated March 22, 2021 (the “Merger Agreement”).  The Merger Agreement provides that the aggregate consideration for all issued and outstanding shares of Tiger Parent will consist of (i) $1.61 billion in cash ($1.1 billion in cash after giving effect to the $500 million equity contribution by Tiger Parent Holdings, L.P. (“Tiger Holdings”), Tiger Parent’s sole stockholder and an affiliate of Apollo Global Management, Inc. (“Apollo”)), to Tiger Parent, and (ii) 44 million shares of SYNNEX common stock (the “Merger Consideration”).  Following completion of the Proposed Transaction, SYNNEX shareholders will own approximately 55% of the combined entity, with Apollo owning approximately 45%.

3.On June 9, 2021, SYNNEX filed a Schedule 14A Definitive Proxy Statement (the “Proxy Statement”) with the SEC.  The Proxy Statement, which recommends that SYNNEX stockholders vote in favor of the Proposed Transaction, omits or misrepresents material information critical to stockholders’ decision whether to approve the Proposed Transaction.  The failure to adequately disclose such material information constitutes a violation of Sections 14(a) and 20(a) of the Exchange Act.

4.It is imperative that the material information omitted from the Proxy Statement is disclosed to the Company’s stockholders prior to the forthcoming stockholder vote so that they can properly exercise their corporate suffrage rights.

5.For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin defendants from taking any steps to consummate the Proposed Transaction unless and until the material information discussed below is disclosed to the Company’s stockholders or, in the event the Proposed Transaction is consummated, to recover damages resulting from the defendants’ violations of the Exchange Act.

JURISDICTION AND VENUE

6.This Court has jurisdiction over the claims asserted herein for violations of Sections 14(a) and 20(a) of the Exchange Act and Rule 14a-9 promulgated thereunder pursuant to Section 27 of the Exchange Act, 15 U.S.C. § 78aa, and 28 U.S.C. §1331 (federal question jurisdiction).

7.The Court has jurisdiction over defendants because each defendant is either a corporation that conducts business in and maintains operations in this District, or is an individual who has sufficient minimum contacts with this District so as to render the exercise of jurisdiction by this Court permissible under traditional notions of fair play and substantial justice.

8.Venue is proper in this District pursuant to 28 U.S.C. § 1391 because defendants are found or are inhabitants or transact business in this District.

THE PARTIES

9.Plaintiff is, and has been at all times relevant hereto, a continuous stockholder of SYNNEX.

10.Defendant SYNNEX is a Delaware corporation, with its principal executive offices located at 44201 Nobel Drive, Fremont, California 94538.  The Company is a leading provider of a comprehensive range of distribution, systems design, and integration services.  SYNNEX’s shares trade on the New York Stock Exchange under the ticker symbol “SNX.”

11.Defendant Kevin Murai (“Murai”) has been Chairman of the Board since March 2018, and a director of the Company since March 2008.  Defendant Murai previously served as President and Chief Executive Officer (“CEO”) of the Company from March 2008 to March 1, 2018, and as Co-CEO from March 2008 until December 2008.

12.Defendant Dwight Steffensen (“Steffensen”) has been Lead Director since March 2018 and a director of the Company since February 2002.  Defendant Steffensen also served as

Lead Director from March 2006 to June 2010 and as Chairman of the Board from June 2010 until March 2018.

13.Defendant Dennis Polk (“Polk”) has been President and CEO since March 2018 and a director of the Company since February 2012.  Defendant Polk joined SYNNEX in 2002 as Senior Vice President (“SVP”) of Corporate Finance and in the same year became Chief Financial Officer (“CFO”).  Defendant Polk became Chief Operating Officer (“COO”) in 2006 until becoming President and CEO.

14.Defendant Fred Breidenbach (“Breidenbach”) has been a director of the Company since February 2003.

15.Defendant Laurie Simon Hodrick (“Hodrick”) has been a director of the Company since April 2019.

16.Defendant Hau Lee (“Lee”) has been a director of the Company since February 2012.

17.Defendant Matthew Miau (“Miau”) has been a director of the Company since 1992.  Defendant Miau previously served as the Chairman of the Board from 1992 to 2008.

18.Defendant Ann Vezina (“Vezina”) has been a director of the Company since February 2017.

19.Defendant Thomas Wurster (“Wurster”) has been a director of the Company since February 2012.

20.Defendant Duane Zitzner (“Zitzner”) has been a director of the Company since May 2007.

21.Defendant Andrea Zulberti (“Zulberti”) has been a director of the Company since September 2010.

22.Defendants identified in paragraphs 11-21 are referred to herein as the “Board” or the “Individual Defendants.”

SUBSTANTIVE ALLEGATIONS

The Proposed Transaction

23.On March 22, 2021, SYNNEX and Tech Data jointly announced, in relevant part:

FREMONT, Calif. and CLEARWATER, Fla., March 22, 2021 – SYNNEX Corporation (NYSE: SNX) and Tech Data today announced they have entered into a definitive merger agreement under which SYNNEX and Tech Data will combine in a transaction valued at approximately $7.2 billion, including net debt.  The combined company, with approximately $57 billion in estimated pro forma annual revenues and a team of over 22,000 associates and colleagues, will provide customers and vendors with expansive reach across products, services, and geographies to accelerate technology adoption.

“We are excited to partner with a world-class industry leader like Tech Data and believe that this combination will benefit all our stakeholders,” said Dennis Polk, SYNNEX President and CEO. “This transaction allows for accelerated revenue and earnings growth, an expanded global footprint, and the ability to drive significant operating improvements while continuing to create shareholder value.  We look forward to working with the talented colleagues at Tech Data and expect our combined business will create the opportunity for team members to produce the highest levels of service to our partners.”

“This is transformational for Tech Data, SYNNEX and the entire technology ecosystem.  Together, we will be able to offer our customers and vendors exceptional reach, efficiency, and expertise, redefining the experience and value they receive,” said Rich Hume, Tech Data CEO. “The combined company will also benefit from significant financial strength to invest in its core growth platform as well as next generation cybersecurity, cloud, data, and IoT technologies, which are experiencing explosive growth due to work from home and return to office trends.  We could not have reached this milestone without the hard work of our colleagues, and we look forward to working together with the SYNNEX team to seamlessly bring our companies together and to create meaningful value for all our stakeholders.”

Tech Data currently is wholly owned by funds managed by affiliates of Apollo Global Management, Inc. (NYSE: APO) (the “Apollo Funds”) and their co-investors.

Apollo Senior Partner and Co-Head of Private Equity Matt Nord and Apollo Partner Robert Kalsow-Ramos said, “When we acquired Tech Data, we saw the tremendous potential for transformative growth and long-term value creation.  This transaction will accelerate the momentum that was already underway by uniting two outstanding companies for greater scale and financial strength to lead the industry.  We are excited to remain a part of the new company’s continued success.”

Compelling Strategic Benefits

•

Creates a diversified global solutions aggregator with significant breadth and depth of capabilities.  The combined company will have a global footprint that serves more than 100 countries across the Americas, Europe and Asia-Pacific regions, and a broad, diversified portfolio of more than 200,000 product and solutions offerings.  This meaningful scale will provide increased value and purchasing efficiencies to the combined company’s 150,000 customers and more than 1,500 vendors and enable it to accelerate technology adoption and attract the world’s most innovative OEMs.

•

Capitalizes on premier core growth platforms and establishes best-in-class product offerings in next generation, high-growth areas.  The transaction combines each company’s core growth platforms to establish a differentiated end-to-end solutions portfolio and best-in-class product offerings in some of the largest, highest growth product segments including cloud, data centers, security, Internet of Things (IoT), services, 5G, and intelligent edge.  The companies’ highly complementary product line cards and global distribution platform provide diversified revenue streams and cross selling opportunities, including the ability to bring a comprehensive everything-as-a-service (EaaS) offerings to the market.

•

Brings together companies with complementary cultures and a commitment to being an employer of choice in the global IT industry.  Both SYNNEX and Tech Data have corporate cultures centered on innovation, agility, and customer service.  These shared principles, as well as the expertise and talent from both organizations, will support a smooth integration following the close of the transaction.

Key Transaction Details

•

Under the terms of the agreement, Apollo Funds will receive an aggregate of 44 million shares of SYNNEX common stock plus the refinancing of existing Tech Data net debt and redeemable preferred shares of approximately $2.7 billion.

•	Upon closing of the transaction, SYNNEX shareholders will own approximately 55% of the combined entity, with Apollo Funds owning approximately 45%.
•

Rich Hume will lead the combined company as CEO.  Dennis Polk will be Executive Chair of the Board of Directors and will take an active role in the ongoing strategy and integration of the business, among other responsibilities.

•	The combined company will have an eleven-member board, including Hume, with six individuals appointed by SYNNEX and with Apollo Funds to have Board designation rights based on ownership, initially including four total directors, two of whom will be independent.
•	Non-GAAP diluted EPS accretion of more than 25% is expected in year one post close, with further accretion expected in year two.
•	Net optimization and synergy benefits of $100 million are expected in the first year after closing, achieving a minimum of $200 million by the end of the second year.
•

The combined company will benefit from a strong financial foundation and an investment grade profile.  Based on LTM pro-forma adjusted EBITDA of approximately $1.5 billion and expected combined debt of approximately $4.0 billion at close, debt-to-adjusted EBITDA is expected to be approximately 2.7x at transaction close and is expected to decline to approximately 2x within 12 months.

The transaction is expected to close in the second half of calendar year 2021, subject to the satisfaction of customary closing conditions, including approval by SYNNEX stockholders and regulatory approvals.

MiTAC Holdings Corporation and its affiliates, which collectively owned approximately 17% of SYNNEX shares as of January 22, 2021, have agreed to vote their shares in favor of the transaction.  Until the transaction is completed, the companies will continue to operate independently.

The Proxy Statement Contains Material Misstatements or Omissions

24.Defendants filed a materially incomplete and misleading Proxy Statement with the SEC and disseminated it to SYNNEX’s stockholders.  The Proxy Statement misrepresents or omits material information that is necessary for the Company’s stockholders to make an informed decision whether to vote in favor of the Proposed Transaction.

25.Specifically, as set forth below, the Proxy Statement fails to provide Company stockholders with material information or provides them with materially misleading information concerning: (a) Tech Data’s financial projections; (b) the background of the Proposed Transaction; and (c) Company insiders’ potential conflicts of interest.

Material Omissions Concerning Tech Data’s Financial Projections

26.The Proxy Statement omits material information regarding Tech Data’s financial projections including Tech Data’s initial financial projections that SYNNEX management reviewed at the January 14, 2021 Board meeting, including (a) the assumptions underlying the initial projections; (b) the date the initial projections were created; and (c) the changes made to the initial projections that are reflected in the updated projections SYNNEX management on February 24, 2021.

27.The Proxy Statement also fails to disclose whether the updated Tech Data projections provided to SYNNEX management on February 24, 2021 were the same set that the Company’s financial advisor, Duff & Phelps, LLC (“Duff & Phelps”) relied upon for its fairness opinion.

28.The omission of this material information renders the statements in the “Certain SYNNEX Projections” and “Background of the Merger” sections of the Proxy Statement false and/or materially misleading in contravention of the Exchange Act.

Material Omissions Concerning the Background of the Proposed Transaction

29.The Proxy Statement omits material information regarding the background of the Proposed Transaction including with respect to the renegotiation of the purchase price contemplated by the Board.

30.The Proxy Statement fails to disclose: (a) the details of the renegotiation that the Board was considering at its February 18, February 24, and March 2, 2021 Board meetings; (b) the Board’s reason for contemplating a renegotiation of the deal terms, including the underlying facts and circumstances that led to the Board’s conclusion that a renegotiation would be necessary; and (c) clarification that the $500 million payment by Apollo was the renegotiation contemplated by the Board.

31.The omission of this material information renders the statements in the “Background of the Merger” section of the Proxy Statement false and/or materially misleading in contravention of the Exchange Act.

Material Omissions Concerning Company Insiders’ Potential Conflicts of Interest

32.The Proxy Statement fails to disclose potential conflicts of interest faced by the Company’s insiders including the details of all employment and retention-related discussions and negotiations that occurred between Rich Hume (“Hume”), the CEO of Tech Data, and defendant Polk beginning in October 2020, and particularly their meetings on December 4, 2020 and December 22, 2020, and any additional discussions between Tech Data, Apollo and SYNNEX’s executive officers and directors, including who participated in all such communications, when they occurred and their content.

33.The Proxy Statement also fails to disclose whether any of Tech Data’s and Apollo’s indication of interests or counterproposals mentioned management retention in the combined company following the Proposed Transaction.

34.Communications regarding post-transaction employment and merger-related benefits during the negotiation of the underlying transaction must be disclosed to stockholders.  This information is necessary for stockholders to understand potential conflicts of interest of management and the Board, as that information provides illumination concerning motivations that would prevent fiduciaries from acting solely in the best interests of the Company’s stockholders.

35.The omission of this material information renders the statements in the “Background of the Merger” section of the Proxy Statement false and/or materially misleading in contravention of the Exchange Act.

36.The Individual Defendants were aware of their duty to disclose the above-referenced omitted information and acted negligently (if not deliberately) in failing to include this information in the Proxy Statement.  Absent disclosure of the foregoing material information prior to the stockholder vote on the Proposed Transaction, Plaintiff and the other stockholders of SYNNEX will be unable to make an informed voting decision in connection with the Proposed Transaction and are thus threatened with irreparable harm warranting the injunctive relief sought herein.

CLAIMS FOR RELIEF

COUNT I

Claims Against All Defendants for Violations of Section 14(a) of the
Exchange Act and Rule 14a-9 Promulgated Thereunder

37.Plaintiff repeats all previous allegations as if set forth in full.

38.During the relevant period, defendants disseminated the false and misleading Proxy Statement specified above, which failed to disclose material facts necessary to make the statements, in light of the circumstances under which they were made, not misleading in violation of Section 14(a) of the Exchange Act and SEC Rule 14a-9 promulgated thereunder.

39.By virtue of their positions within the Company, the defendants were aware of this information and of their duty to disclose this information in the Proxy Statement.  The Proxy Statement was prepared, reviewed, and/or disseminated by the defendants.  It misrepresented and/or omitted material facts, including material information about (a) Tech Data’s financial projections; (b) the background of the Proposed Transaction; and (c) Company insiders’ potential conflicts of interest.  The defendants were at least negligent in filing the Proxy Statement with these materially false and misleading statements.

40.The omissions and false and misleading statements in the Proxy Statement are material in that a reasonable stockholder would consider them important in deciding how to vote on the Proposed Transaction or seek to exercise their appraisal rights.

41.By reason of the foregoing, the defendants have violated Section 14(a) of the Exchange Act and SEC Rule 14a-9(a) promulgated thereunder.

42.Because of the false and misleading statements in the Proxy Statement, Plaintiff is threatened with irreparable harm, rendering money damages inadequate.  Therefore, injunctive relief is appropriate to ensure defendants’ misconduct is corrected.

COUNT II

Claims Against the Individual Defendants for
Violations of Section 20(a) of the Exchange Act

43.Plaintiff repeats all previous allegations as if set forth in full.

44.The Individual Defendants acted as controlling persons of SYNNEX within the meaning of Section 20(a) of the Exchange Act as alleged herein.  By virtue of their positions as officers and/or directors of SYNNEX, and participation in and/or awareness of the Company’s operations and/or intimate knowledge of the false statements contained in the Proxy Statement filed with the SEC, they had the power to influence and control and did influence and control, directly or indirectly, the decision-making of the Company, including the content and dissemination of the various statements which Plaintiff contends are false and misleading.

45.Each of the Individual Defendants was provided with or had unlimited access to copies of the Proxy Statement and other statements alleged by Plaintiff to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause the statements to be corrected.

46.In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.  The Proxy Statement at issue contains the unanimous recommendation of each of the Individual Defendants to approve the Proposed Transaction.  They were, thus, directly involved in the making of the Proxy Statement.

47.In addition, as the Proxy Statement sets forth at length, and as described herein, the Individual Defendants were each involved in negotiating, reviewing, and approving the Proposed Transaction.  The Proxy Statement purports to describe the various issues and information that they reviewed and considered—descriptions the Company directors had input into.

48.By virtue of the foregoing, the Individual Defendants have violated Section 20(a) of the Exchange Act.

49.As set forth above, the Individual Defendants had the ability to exercise control over and did control a person or persons who have each violated Section 14(a) and SEC Rule 14a-9, promulgated thereunder, by their acts and omissions as alleged herein.  By virtue of their positions as controlling persons, these defendants are liable pursuant to Section 20(a) of the Exchange Act.  As a direct and proximate result of defendants’ conduct, SYNNEX’s stockholders will be irreparably harmed.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in his favor on behalf of SYNNEX, and against defendants, as follows:

A.

Preliminarily and permanently enjoining defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Proposed Transaction and any vote on the Proposed Transaction, unless and until defendants disclose and disseminate the material information identified above to SYNNEX stockholders;
B.	In the event defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages to Plaintiff;
C.	Declaring that defendants violated Sections 14(a) and/or 20(a) of the Exchange Act, as well as SEC Rule 14a-9 promulgated thereunder;
D.	Awarding Plaintiff the costs of this action, including reasonable allowance for Plaintiff’s attorneys’ and experts’ fees; and
E.	Granting such other and further relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff demands a trial by jury on all claims and issues so triable.

Dated: June 22, 2021		LONG LAW, LLC
	By	/s/ Brian D. Long
Brian D. Long (#4347) 3828 Kennett Pike, Suite 208 Wilmington, DE 19807 Telephone: (302) 729-9100 Email: BDLong@longlawde.com Attorneys for Plaintiff